June 29, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Peggy Fisher

Eduardo Aleman

Thomas Dyer

Michelle Gohlke

Re:	Tripath Technology, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 6, 2005

File No. 333-123551

Ladies and Gentlemen:

Tripath Technology Inc. (“Tripath,” the “Company,” or the “Registrant”) has filed with the Securities and Exchange Commission via EDGAR Amendment No. 2 to the above referenced Registration Statement on Form S-1.

Set forth below is Tripath’s response to the Staff’s comments contained in Peggy Fisher’s letter dated June 17, 2005. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response. Reference to “we,” “us,” and “our” in this letter refer to Tripath, and all page references (except for those set forth in the italicized staff comments) are to this Amendment No. 2.

Form S-1/A

Prospectus Summary, page 1

Recent Developments, page 1

1.

We note your intent from your response letter dated June 13, 2005, to include a statement that your disclosure controls and procedures “appear to have been inadequate” in the amendments to your Form 10-Q for the quarters ended March 31, June 30 and December 31, 2004 and the Form 10-K/T for the nine months ended September 30, 2004. Please be advised that your disclosure should state, in clear and unqualified language, the conclusions reached by your certifying

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June 29, 2005

officers on the effectiveness of your disclosure controls and procedures. It is unclear from the language you have proposed whether your certifying officers have reached a conclusion that the company’s disclosure controls and procedures were effective as of the end of the respective periods. Alternatively, if true, you can state that given the identified circumstances, your disclosure controls and procedures are not effective. Refer to the guidance in Item 307 of Regulation S-K.

We would note in response to the Staff comment that, as disclosed in the Section 302 certifications for the referenced Securities Exchange Act of 1934 filings, the officers believed that the design of the Company’s disclosure controls and procedures would ensure that material information related to the Company would be made known to them. However, in light of the circumstances surrounding the restatements – i.e., the former employee agreeing to terms of sale outside of Company practice and not referenced in the documentation related to the sale submitted to the Company’s finance department – the disclosure controls and procedures were not effective. We would propose language to this effect be included in the amended filings and have included an additional risk factor on page 12 addressing these matters.

2.	Quantify the impact of the restatement of your financial statements.

We have revised the Form S-1/A on page 3 to quantify the impact of the restatement as requested by the Staff.

3.	We note from your response to comment 30, you state that the Audit Committee’s internal investigation has concluded. In addition, from your Form 8-K filed May 11, 2005 and Form 10-Q filed for the quarterly period ended March 31, 2005, you and your auditors have concluded that the adjustments for the periods relating prior to 2003 are not material after considering both qualitative and quantitative factors and you and your auditors are currently assessing whether you will restate the 2003 financial statements for the adjustments found. Revise this section and all applicable sections of your filings to update the reader as to the current status of your investigation and the results of your investigation for the periods presented prior to 2004. Also, please provide us with your analysis of materiality based on your review of qualitative and quantitative factors prepared in accordance with SAB 99 for those periods prior to 2004.

U.S. Securities and Exchange Commission

June 29, 2005

We have revised the Form S-1/A on page 3, pages 26-27 and page F-27 as requested by the Staff to update the reader as to the current status of the Registrant’s investigation.

We supplementally advise the Staff that the Company’s analysis of materiality based upon our review of qualitative and quantitative factors prepared in accordance with SAB 99 for those periods prior to 2004 is attached hereto as Exhibit A.

4.	You state on page 6 that you have not filed the amended periodic reports to reflect your initial and additional restatements. Please file all amended periodic reports before effectiveness of your Registration Statement.

We supplementally confirm to the Staff that we will be filing all amended periodic reports before effectiveness of our Registration Statement.

Summary Consolidated Financial Data, page 4

5.	We note in the tables on pages 5 and 22 that you have not indicated that financial information for the six months ended March 31, 2004 is restated. We understand that due to the change in your year-end from December 31 to September 30, financial information for this particular period has not been previously reported; however, you have previously disclosed quarterly information which when summarized would not equal the amounts disclosed for the six months ended March 31, 2004. Please revise to label the column including the six months ended March 31, 2004 on pages 5 and 22 as restated.

We have revised the tables on page 5 and on page 23 of the Form S-1/A as requested by the Staff to label the columns for the six months ended March 31, 2004 and the nine months ended September 30, 2004 as “restated.”

6.

In your tables on pages 5 and 22, we note that you reflect the changes in your reserve for slow-moving, excess and obsolete inventory separately. Although we do not object to you presenting your inventory provisions or write-downs in a separate

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June 29, 2005

line item from cost of revenue, the reduction to the reserve as a result of the sale of inventory previously written down to net realizable value should be presented within cost of revenue. When inventory is written down to its net realizable value, you establish a new cost basis which is not subsequently increased. As such, revise your table and elsewhere as necessary to include the credit of $1.4 million within cost of revenue. Your Management’s Discussion and Analysis should discuss the improvement of gross margin for the six months ended March 31, 2005 as attributable to the sale of inventory that was previously written down to its estimated net realizable value. Refer to the guidance provided in SAB Topic 5.BB.

We have revised the tables on page 5 and page 23 of the Form S-1/A as requested by the Staff to include the credit of $1.4 million within cost of revenue.

We have also revised the disclosure on page 28 of the Management’s Discussion and Analysis in the Form S-1/A to make it clear that the higher gross margin recorded by the Company for the six months ended March 31, 2005 is primarily attributable to the sale of inventory that was previously written down to its estimated net realizable value.

Capitalization, page 20

7.	It appears that the amount of long-term debt, net of current portion, on your capitalization table on page 20 may include deferred rent. Please revise or advise us.

We have revised the capitalization table on page 21 of the Form S-1/A so that deferred rent is not included in the long-term debt line item.

Management’s Discussion and Analysis, page 24

Liquidity and Capital Resources, page 29

8.

We note your response to comment 14. On page 32 you state that as of December 31, 2004 that your existing working capital may not be sufficient to meet your operating needs for the next twelve months and additional financing is needed to fund current working capital needs. In this regard, please revise your liquidity

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June 29, 2005

and capital resources section to describe a viable plan that removes the threat of the continuation of the business which should include the information you have provided in your response and other sources of liquidity available to you. Refer to FRR 607.02 and SAS 34.

In response to the Staff’s comment, we have revised the Liquidity and Capital Resources section on page 33.

We have also revised the Liquidity section in Note 1 on page F-9 in corresponding fashion.

Principal and Selling Stockholders, page 57

9.	We note your response to comment 16. See Rule 13d-3 for the definition of beneficial ownership, and identify any person who has or shares voting and/or investment power over the shares held by each entity in the table.

We have revised the Principal and Selling Stockholders table on page 58 through page 62 of the Form S-1/A to include the information requested by the Staff. This information was provided to us by the persons set forth in the table.

Annual Financial Statements

General

10.	Provide a currently dated and signed consent from your independent accountants with the filing of your next amendment to the Registration Statement.

We have a currently dated and signed consent from our independent accountants with the filing of Amendment No. 2 to the S-1/A.

Note 9: Restatement of Previously Reported Annual and Interim Financial Information, page F-26

11.

We note your disclosure on page 2 in the third full paragraph which begins, “In addition to SAB 104, our revenue recognition policy...” Please revise your document here and elsewhere as necessary to indicate that your policy is in accordance with SAB 104. For example, we would not object to beginning the

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June 29, 2005

sentence with, “Pursuant to SAB 104” or “In accordance with” in lieu of “In addition to...”

We have revised our disclosure on page 2, page 26, page F-26 and page F-52 of the Form S-1/A to state that our revenue recognition policy is “in accordance with SAB 104” or is “pursuant to SAB 104,” as appropriate.

12.	We note your response to comment 30. You state that your investigation included an audit of all point-of-sales reports issued by Macnica as well as your Korean distributor from October 2001 through March 2005. Tell us why your investigation was limited to Macnica and your Korean distributor and not all of your distributors during the time period under investigation. Please be detailed in your response.

We supplementally advise the Staff that during the course of the investigation, we learned that certain point-of-sales (“POS”) reports issued by Macnica were erroneous in that they listed certain shipments of our products to other Macnica subsidiaries by listing the ultimate anticipated end-customers instead of the Macnica subsidiaries. As a result, we determined to engage our independent public accountants to conduct an audit of all POS reports issued by Macnica from July 2001 through March 2005 to determine if there were any errors in the prior POS reports and if so, to make appropriate adjustments. In addition, in the formal investigation initiated by the Enforcement Division of the U.S. Securities & Exchange Commission, a member of the enforcement staff suggested that the POS audit activity should include an evaluation of the POS reports for the Company’s Korean distributor. Accordingly, based on the foregoing, the Company’s Audit Committee determined that a POS audit for both Macnica and the Korean distributor would be appropriate. The Company’s independent public accountants conducted an audit of the POS reports issued by the Company’s Korean distributor from October 2001 through February 2005.

The Company did not conduct an audit of any other POS reports for other distributors of the Company because the investigation did not lead the Audit Committee to determine that POS reports from other distributors were erroneous.

Interim Financial Statements

13.	Provide a Statement of Stockholders’ Equity as there were significant changes to your equity accounts since year-end.

We have revised the Form S-1/A on page F-39 to include a Condensed Consolidated Statement of Stockholders’ Equity as requested by the Staff.

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June 29, 2005

Notes to Condensed Interim Consolidated Financial Statements

Note 8: Inventories, page F-44

14.	Revise here and elsewhere as necessary to remove language that refers to a reversal of the inventory reserve. Inventories are not subsequently marked up based on changes in facts and circumstances. Please make reference to our other comment issued on your Summary Financial Data.

We have revised the Form S-1/A on page F-45 and page 28 to remove language that refers to a reversal of the inventory reserve.

Note 9: Warrant Liability, page F-44

15.	Revise here and elsewhere to refer to the revaluing of the warrants to fair value between the periods presented as “change in fair value on revaluation of warrant liability.”

We have revised the Form S-1/A on page 5, page 6, page 23, page 28, page F-38, page F-40 and page F-46 to refer to the revaluing of the warrants to fair value between the periods presented as “change in fair value on revaluation of warrant liability.”

Note 12: Commitments and Contingencies, page F-46

16.	We note your disclosure that management has concluded that there are no pending claims that the outcome of which is expected to result in a material adverse effect on your financial position or results of operations. Please revise this note to reference to your disclosures in Notes 13 and 15.

We have revised Note 12 on p. F-47 in the Form S-1/A to cross reference our disclosures in Note 13 and Note 15. We have also revised Note 7 on page F-23 in a consistent manner.

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June 29, 2005

17.	Please delete the cross reference to Item 9A in the last paragraph under Changes in and Disagreements with Accountants as this item is not included in the filing.

We have deleted the cross reference to Item 9A that previously appeared on page F-52 in the Form S-1/A.

The Company acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional copies of the amendment to the Registration Statement or have any questions regarding the Registration Statement, please call Bret M. DiMarco or David J. Segre at (650) 493-9300.

Sincerely,

/s/ Jeffrey L. Garon
Jeffrey L. Garon
Vice President Finance and Chief Financial Officer Tripath Technology Inc.

Enclosures

Copies to:

David J. Segre

Bret M. DiMarco

U.S. Securities and Exchange Commission

June 29, 2005

Exhibit A

Analysis of Materiality Based upon our Review of Qualitative and Quantitative Factors

Prepared in Accordance with SAB 99 for those Periods prior to 2004

Exhibit A

Analysis of Materiality Based upon our Review of Qualitative and Quantitative Factors

Prepared in Accordance with SAB 99 for those Periods prior to 2004

This memorandum addresses the materiality of the identified potential adjustments to the financial statements of the Company for the fiscal periods prior to calendar year 2004. It is the Company’s policy to abide by the guidance set forth in SAB 99.

A.	Quantitative Measures

The first step for the Company was to review the objective measures of the potential impact of the identified potential adjustments with an eye toward a quantitative measure of materiality (please see Table 1 below):

Table 1 – Summary of Adjustments (#’s in thousands):

(#s in Thousands except EPS)	4Q01	FY2001	1Q02	2Q02	3Q02	4Q02	FY2002	1Q03	2Q03	3Q03	4Q03	FY2003
Net revenues (as reported)	$3,257	$13,541	$4,555	$6,052	$2,718	$2,902	$16,227	$2,952	$3,139	$3,674	$4,126	$13,891

Adjustment Amount	$73	$73	$(73)	$—	$(131)	$(119)	$(323)	$39	$162	$105	$(56)	$250
Adjustment % Change	2.2%	0.5%	-1.6%	0.0%	-4.8%	-4.1%	-2.0%	1.3%	5.2%	2.9%	-1.4%	1.8%

Net revenues (as adjusted)	$3,330	$13,614	$4,482	$6,052	$2,587	$2,783	$15,904	$2,991	$3,301	$3,779	$4,070	$14,141
Gross profit (as reported)	$675	$1,593	$(3,999)	$810	$265	$657	$(2,267)	$745	$919	$1,161	$1,356	$4,181

Adjustment Amount	$4	$4	$(4)	$—	$(61)	$(33)	$(98)	$63	$11	$33	$(14)	$94
Adjustment % Change	0.6%	0.3%	-0.1%	0.0%	-23.0%	-5.0%	-4.3%	8.5%	1.2%	2.8%	-1.0%	2.2%

Gross profit (as adjusted)	$679	$1,597	$(4,003)	$810	$204	$624	$(2,365)	$808	$930	$1,194	$1,342	$4,275
Net loss (as reported)	$(3,606)	$(26,981)	$(24,259)	$(4,013)	$(3,140)	$(2,854)	$(34,266)	$(2,477)	$(1,816)	$(1,536)	$(1,386)	$(7,215)

Adjustment Amount	$4	$4	$(4)	$—	$(61)	$(33)	$(98)	$63	$11	$33	$(14)	$94
Adjustment % Change	0.1%	0.0%	0.0%	0.0%	-1.9%	-1.2%	-0.3%	2.5%	0.6%	2.1%	-1.0%	1.3%

Net loss (as adjusted)	$(3,602)	$(26,977)	$(24,263)	$(4,013)	$(3,201)	$(2,887)	$(34,364)	$(2,414)	$(1,805)	$(1,503)	$(1,400)	$(7,121)
EPS (as reported)	$(0.13)	$(1.00)	$(0.78)	$(0.10)	$(0.08)	$(0.07)	$(0.88)	$(0.06)	$(0.04)	$(0.04)	$(0.03)	$(0.17)

Adjustment Amount	$0.00	$0.00	$(0.00)	$0.00	$(0.00)	$(0.00)	$(0.01)	$0.00	$0.00	$0.00	$(0.00)	$0.00
Adjustment % Change	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

EPS (as adjusted)	$(0.13)	$(1.00)	$(0.78)	$(0.10)	$(0.08)	$(0.07)	$(0.89)	$(0.06)	$(0.04)	$(0.04)	$(0.03)	$(0.17)

The Company noted that for each applicable full fiscal year, no adjustment has an impact that is greater than 5.0%.

The Company then further examined the data on a quarterly basis to review the impact of the identified potential adjustments and to determine the recommended final adjustments based on the quantitative approach to determining materiality.

In reviewing the detail of the potential quarterly adjustments to net revenues, the most significant potential impact would occur in 2Q03 in the amount of $162,000 or 5.2%. Every other potential quarterly adjustment was less than 5.0% for the applicable quarterly period, and ranged in dollar amount from $39,000 (or 0.5%) to $162,000. Because these potential adjustments were in a number of cases offsetting, the full year adjustments were 0.5% (positive) for fiscal year 2001, 2.0% (negative) for fiscal year 2002, and 1.8% (positive) for fiscal year 2003.

In reviewing the detail of the potential quarterly adjustments to gross profit the Company notes that 3Q02, 4Q02 and 1Q03 reflect adjustments of -$61,000 (-23.0%), -$33,000 (-5.0%) and $63,000 (8.5%) respectively. Again the full fiscal year adjustments were de minimis: $4,000 (or 0.3%) in 2001, -$98,000 (or -4.3%) in 2002, and $94,000 (or 2.2%) in 2003.

In reviewing the detail of the potential quarterly adjustments to net loss, no adjustment has an impact that is greater than 5.0%. Potential adjustments to net income were $4,000 (or .1%) in 4Q01, -$4,000 (or -.02%) in 1Q02, -$61,000 (or -1.9%) in 3Q02, -$33,000 (or -1.2%) in 4Q02, $63,000 (or 2.5%) in 1Q03, $11,000 (or 0.6%) in 2Q03, $33,000 (or 2.2%) in 3Q03, and -$14,000 (or -1.0%) in 4Q03. Again the full fiscal year adjustments were de minimis: $4,000 (or 0.02%) in 2001, -$98,000 (or -0.3%) in 2002, and $94,000 (or 1.3%) in 2003

Finally, the only impact to EPS would have been to decrease Fiscal Year 2002 EPS by 0.01. None of the other EPS for any of the referenced quarterly or annual periods would have changed.

In conclusion, by assessing the objective measures under SAB 99, the Company concluded that the potential adjustments are immaterial. The Company therefore concluded that based on quantitative measures that the potential adjustments taken individually and when taken as a group would not require a restatement of the Company’s financial statements to the periods prior to 2004.

B.	Other Considerations

SAB 99 specifically suggests that in addition to considering objective measures as discussed above that ample consideration be given to the following:

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

•	The potential adjustments are to net revenue and cost of goods and they are identifiable to specific transactions and are capable of precise measurement as opposed to estimates.

2.	Whether the misstatement masks a change in earnings or other trends.

•	In review of the Trends 1 to 3 (see below) it is the Company’s view that a prudent investor would not have substantially changed his/her interpretation or expectations concerning the operating trends of the Company during the periods prior to 2004. It is further noted that in review of the Trends 1 to 3 that the as “Adjusted” trends are consistent with the trends reported by the Company for the applicable periods, so that the failure to make a restatement for these periods does not mask a change in earnings or other trends.

Trend 1 – Net revenues (#’s in thousands):

Trend 2 – Gross Profit (#’s in thousands):

Trend 3 – Net loss (#’s in thousands):

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

•	As can be seen from the Trends 1-3 above as well as Table 2 below, the lack of adjustments did not hide a failure to meet analysts’ consensus expectations. Further the Company was not actively covered by the analyst community until the second half of 2003. During the second half of 2003 the adjustments would not have had a significant impact on the results when compared to consensus expectations.

Table 2 Guidance and Consensus (#’s in thousands):

Quarter	4Q01	FY2001	1Q02	2Q02	3Q02	4Q02	FY2002	1Q03	2Q03	3Q03	4Q03	FY2003
Guidance - Revenue	3,000		4,500	6,000	6,500	2,700		3,000	3,000	3,500	4,000
% Diff between Guidance and as Reported	8.6%		1.2%	0.9%	-58.2%	7.5%		-1.6%	4.6%	5.0%	3.2%
% Diff between Guidance and as Adjusted	11.0%		-0.4%	0.9%	-60.2%	3.1%		-0.3%	10.0%	8.0%	1.8%

Guidance - Gross Profit	640			1,200	1,300	540		660	1,050	1,225	1,280
% Diff between Guidance and as Reported	5.5%			-32.5%	-79.6%	21.7%		12.9%	-12.5%	-5.2%	5.9%
% Diff between Guidance and as Adjusted	6.2%			-32.5%	-84.3%	15.6%		22.4%	-11.4%	-2.5%	4.8%

Guidance - Net Loss						(3,300)		(2,800)	(2,400)	(2,300)	(1,600)
% Diff between Guidance and as Reported						-13.5%		-11.5%	-24.3%	-33.2%	-13.4%
% Diff between Guidance and as Adjusted						-12.5%		-13.8%	-24.8%	-34.7%	-12.5%

Quarter	4Q01	FY2001	1Q02	2Q02	3Q02	4Q02	FY2002	1Q03	2Q03	3Q03	4Q03	FY2003
Consensus Revenue										3,600	4,032
% Diff between Consensus and as Reported										2.1%	2.3%
% Diff between Consensus and as Adjusted										5.0%	0.9%

Consensus Gross Profit										1,080	1,250
% Diff between Consensus and as Reported										7.5%	8.5%
% Diff between Consensus and as Adjusted										10.6%	7.4%

Consensus Net Loss										(2,117)	(1,747)
% Diff between Consensus and as Reported										-27.4%	-20.7%
% Diff between Consensus and as Adjusted										-29.0%	-19.9%

4.	Whether the misstatement changes a loss into income or vice versa.

•	There are no periods in which the adjustments would change a loss into income or vice versa.

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

•	As the Company only has only one reportable business segment, this consideration is not applicable.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

•	The potential adjustments would not have had an effect on the Company’s compliance with regulatory requirements.

7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

•	The potential adjustments would not have had an effect on the Company’s compliance with loan covenants or other contractual requirements.

8.	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

•	As a result of a review of in-house sales commissions paid during the periods prior to 2004 it was determined that there may have been an impact to the VP of Sales’ compensation of approximately $1,000.

•	No other officer had compensation affected.

9.	Whether the misstatement involves concealment of an unlawful transaction.

Table 3 – Potential Adjustments by Category (#’s in thousands):

Quarter	4Q01	FY2001	1Q02	2Q02	3Q02	4Q02	FY2002	1Q03	2Q03	3Q03	4Q03	FY2003
Shipment between Uniquest & Macnica (Distributor to Distributor - Title not passed)
Sales	$—	$—	$—	$—	$—	$—	$—	$(183.7)	$183.7	$—	$—	$—
COGS	$—	$—	$—	$—	$—	$—	$—	$(161.1)	$161.1	$—	$—	$—
Net Loss	$—	$—	$—	$—	$—	$—	$—	$(22.6)	$22.6	$—	$—	$—

Shipping Discrepancies By Uniquest Requested by Tripath Manager (POS different than invoice date - Title not passed)
Sales	$—	$—	$—	$—	$(131.3)	$(77.7)	$(209.0)	$209.0	$(48.8)	$48.8	$—	$209.0
COGS	$—	$—	$—	$—	$(70.0)	$(58.0)	$(128.1)	$128.1	$(29.3)	$29.3	$—	$128.1
Net Loss	$—	$—	$—	$—	$(61.2)	$(19.7)	$(80.9)	$80.9	$(19.4)	$19.4	$—	$80.9

Discrepancies in Quantities - Macnica (POS quantity discrepancy / booking error)
Sales	$73.0	$73.0	$(73.0)	$—	$—	$—	$(73.0)	$—	$—	$56.0	$(56.0)	$—
COGS	$68.6	$68.6	$(68.6)	$—	$—	$—	$(68.6)	$—	$—	$42.8	$(42.8)	$—
Net Loss	$4.4	$4.4	$(4.4)	$—	$—	$—	$(4.4)	$—	$—	$13.2	$(13.2)	$—

Shipments to Subsidiaries - Macnica (Distributor to Subsidiary - Title not passed)
Sales	$—	$—	$—	$—	$—	$(41.2)	$(41.2)	$14.2	$27.0	$—	$—	$41.2
COGS	$—	$—	$—	$—	$—	$(28.3)	$(28.3)	$9.6	$18.7	$—	$—	$28.3
Net Loss	$—	$—	$—	$—	$—	$(12.9)	$(12.9)	$4.6	$8.3	$—	$—	$12.9

Total Adjustments
Sales	$73.0	$73.0	$(73.0)	$—	$(131.3)	$(118.9)	$(323.1)	$39.4	$162.0	$104.8	$(56.0)	$250.1
COGS	$68.6	$68.6	$(68.6)	$—	$(70.0)	$(86.3)	$(224.9)	$(23.4)	$150.5	$72.1	$(42.8)	$156.3
Net Loss	$4.4	$4.4	$(4.4)	$—	$(61.2)	$(32.6)	$(98.2)	$62.9	$11.5	$32.6	$(13.2)	$93.8

•	The potential adjustments identified in Table 3 above, as “Shipment between Uniquest & Macnica” were the major contributors to the change between 1Q03 and 2Q03 in the amount of -$184,000 and $184,000, respectively. These potential adjustments involved the shipment of product between distributors not to end-customers (title had not passed due to the timing of actual delivery to the end customer as compared to those dates posted on the POS report which reflected the dates of shipment between distributors). The amounts involved would have been insignificant when taken into account on their own and were not associated with any malfeasance by any agent or employee of the Company.

•	The potential adjustments identified in Table 3 above, as “Shipping Discrepancies By Uniquest Requested by Tripath Manager” would have an impact to 3Q02, 4Q02, 1Q03, 2Q03 and 3Q03 in the amount of -$131,000, -$78,000, $209,000, -$49,000 and $49,000 respectively. The periods have been identified as effected by potentially unlawful acts as a result of agreements between the Company’s former Country Manager for Japan (who is no longer employed by the Company) and the Manager of the Company’s Korean Distributor. The activity resulted in POS dates different than the actual invoice dates. This was outside of the Company’s standard practices and was not referenced in the documentation related to the sales submitted to the Company’s finance department. The Company determined that under SAB 104 Title had not passed and therefore potential adjustments were identified. The amounts involved would have been insignificant when taken into account on their own.

•	With respect to the potential adjustments identified in Table 3 above as “Discrepancies in Quantities - Macnica,” the amounts involved would have been insignificant when taken into account on their own and were not associated with any malfeasance by any agent or employee of the Company but were based upon clerical error in the POS reports from our distributors.

•	With respect to the potential adjustments identified in Table 3 above as “Shipments to Subsidiaries - Macnica,” these potential adjustments involved the shipment of product between Macnica and its subsidiaries not to end-customers (title had not passed due to the timing of actual delivery to the end customer as compared to those dates posted on the POS report which reflected the dates of shipment between Macnica and those subsidiaries). The amounts involved would have been insignificant when taken into account on their own.

•	The Company also notes with respect to this SAB 99 consideration that the unauthorized activities of our former country manager for fiscal 2004 have been disclosed in our periodic filings under the 1934 Act.

The Company has reviewed SAB 99 with regard to the data and determined that the interpretive response regarding those items where a reasonable person relying upon the data or report would have been influenced by the inclusion or correction of the item(s) would not have changed with regard to the Fiscal Years 2001, 2002, 2003 and for that matter for any of the fiscal quarters of 2001, 2002 and 2003.

C.	Conclusion

As a result, the Company does not believe restatement of periods prior to 2004 is warranted.